EX 99.28(d)(8)(v)

JNL/AQR Managed Futures Strategy Fund Ltd.

Amendment to Amended and Restated

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

And AQR Capital Management, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), and AQR Capital Management, LLC, a Delaware limited liability company and registered investment adviser ("Sub-Adviser").

Whereas, JNL/AQR Managed Futures Strategy Fund Ltd. (the "Company") is a wholly owned subsidiary of the JNL/AQR Managed Futures Strategy Fund organized as a company exempt from tax under the laws of the Cayman Islands;

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 10th day of June, 2011, as Amended and Restated effective as of the 1st day of December, 2012, as Amended and Restated effective as of the 25th day of June, 2013, and as further Amended and Restated as of the 1st day of July, 2013, as amended ("Agreement"), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to the Company.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 3. "Management."

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

The following shall be inserted as sub-paragraph i) in Section 3. "Management." under the heading entitled: "The Sub-Adviser further agrees that it:"

i)
at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser's duties under this Agreement.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed and effective as of August 31, 2016.

Jackson National Asset Management, LLC		AQR Capital Management, LLC

By:	/s/ Mark D. Nerud	By:	/s/ Nicole DonVito
Name:	Mark D. Nerud	Name:	Nicole DonVito
Title:	President and CEO	Title:	Senior Counsel & Head of Registered Products